

Pernod Ricard

82-3361

DF/Lettres2005/312.2005


05009984

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

18th of July 2005

<u>For the attention of Mrs Felicia KUNG</u>

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943



Pernod Ricard

Not for release, publication or distribution, in whole or in part, in or into or from, Australia, Canada or Japan

Pernod Ricard receives approval from the Canadian Competition Bureau for proposed acquisition of Allied Domecq PLC

Paris, 18 July 2005

Pernod Ricard is pleased to note that on 15 July 2005, it received formal clearance in connection with its proposed acquisition of Allied Domecq from the Canadian Competition Bureau in the form of a no-action letter.

The clearance from the Canadian Competition Bureau follows the approvals received from the European Commission and the anti-trust authorities in the United States. It comes in addition to the necessary authorisations received from the shareholders of Pernod Ricard and Allied Domecq.

As a result, the timetable remains as previously described with the Scheme of Arrangement expected to become effective on 26 July 2005, following receipt of the requisite approvals from the High Court of Justice of England and Wales (hearings to be held on 22 and 25 July to sanction of the Scheme of Arrangement and confirm the reduction of Allied Domecq share capital).

As announced on 21 April, Pernod Ricard's friendly takeover offer of Allied Domecq in partnership with Fortune Brands will enable Pernod Ricard to:

- become the world's 2nd largest Spirits group,
- rise to the rank of the world's 4th largest Wines group,
- enrich its portfolio with highly desirable brands of international repute,
- strengthen its geographic presence with critical mass in target markets: United States, United Kingdom, Canada, South Korea, Spain and Mexico.

For more information, please contact:
Francisco de la VEGA, Communications VP, Tel: +33 (0)1 41 00 40 96
Patrick de BORREDON, Investor Relations VP, Tel: +33 (0)1 41 00 41 71
Florence TARON, Press Relations Manager, Tel: +33 (0)1 41 00 40 88
or visit our web site at www.pernod-ricard.com

The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in any such jurisdictions into which this announcement is released, published or distributed should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute an offer for sale of securities or an invitation to purchase or subscribe for any securities or a solicitation of an offer to buy any securities pursuant to the announcement or otherwise in any jurisdiction in which such offer or solicitation is unlawful.

The new Pernod Ricard shares to be issued to the Allied Domecq shareholders pursuant to Allied Domecq's Scheme of Arrangement are not and will not be registered pursuant to the Securities Act of 1933 or any other US regulations applicable to securities. The new Pernod Ricard shares will be issued pursuant to a registration exemption provided by Article 3(a)10 of the Securities Act.



Pernod Ricard

DF/Lettres2005/314.2005

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

18th of July 2005

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs Kung,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

Antoine PERNOD


Pernod Ricard USA®

FOR IMMEDIATE RELEASE

Contacts: Vernon Underwood, Young's Holdings, Inc.
Tel: 949 389 3700
Sandrine Ricard, Pernod Ricard USA
Tel: 914 539 4747

Pernod Ricard USA announces the sale of Seagram's Vodka To Young's Holdings, Inc. and its Affiliates

White Plains, July 12, 2005 - Pernod Ricard USA and Young's Holdings, Inc. and its Affiliates ("Young's") announced today that they have reached an agreement, Young's will acquire the Seagram's Vodka brand for the United States, inclusive of Duty Free and all US territories and possessions. This agreement will allow Pernod Ricard USA to focus exclusively on Stolichnaya as its sole Vodka in the United States. The sale is expected to be completed by July 22. The Federal Trade Commission and Department of Justice have granted clearance allowing the transaction to proceed.

Seagram's Vodka was launched by Pernod Ricard USA in October 2002 and rapidly increased sales reaching 640,000 cases in 2004 (Source: Market Watch). "The Seagram's Vodka brand has shown great potential and remarkable growth in the three years since its introduction and we are very excited to have this wonderful opportunity," said Vernon O. Underwood, Chairman of Young's.

Following the introduction of Seagram's Extra Smooth Vodka, several flavored varieties were added beginning with Apple, Raspberry, and Vanilla in May 2003. "The extension of the flavored vodkas, in particular the Apple, took the brand to a new level," said Kevin Fennessey from Pernod Ricard USA. "The consumer response was well beyond our initial expectations."

Seagram's Vodka has been awarded several accolades, including the prestigious Double Gold Medal at the 2003 San Francisco World Spirits Competition. It has also recently introduced two new flavored Vodka extensions, Orange and Black Cherry.

Pernod Ricard USA is an American producer and distributor of fine spirits and wine. The company produces Wild Turkey® Bourbon, Seagram's Extra Dry Gin® and imports other premium brands such as Chivas Regal® Scotch whisky, The Glenlivet® Single Malt Scotch whisky, Jameson® Irish Whiskey, Martell™ Cognac, Jacob's Creek® and Wyndham Estate® wines.

Young's Holdings, Inc. is a privately held holding company that distributes wine and spirits nationally through a number of subsidiaries and affiliated companies.